Exhibit 99(a)
Household Home Equity Loan Trust 2001-1

Original Principal Class A	621,170,000.00
Number of Class A Bonds (000's)	621,170.00
Original Principal Class M	95,560,000.00
Number of Class M Bonds (000's)	95,560.00
Sum of 01/21/2003
Distribution Date	to 12/22/2003
Total 2003

CLASS A
Class A Principal Distribution	133,726,345.14
Class A Interest Distribution	3,090,280.52

CLASS M
Class M Principal Distribution	20,573,283.86
Class M Interest Distribution	555,571.39